Exhibit 99.1

ASX ANNOUNCEMENT

17 September 2018

GTG Invited to Establish a Market Presence in Hainan, China

Melbourne, Australia, 17 September 2018: Hainan Resort Software Community(“HRSC”) has on behalf of Hainan Ecological Smart City Group (“HESCG”) formally extended an invitation to Genetic Technologies Limited (“GTG”) to establish its planned market entry into China via the Hainan Free Trade Zone initiative. As previously reported to the market on 21 August 2018, participants in the Hainan Medical Pilot Zone gain access to the Chinese healthcare market with an estimated value in excess of US$800B. Companies approved to operate in China as part of the Hainan Free Trade Zone Initiative can take advantage of significant tax benefits, subsidies and investment.

HRSC will also support GTG’s market entry through the provision of services including;

•      Chinese company registration,

•      Free office space in the zone,

•      Marketing assistance — providing a link with government sectors, hospitals and enterprise,

•      Assist in process to obtain CFDA approval for GTG’s risk assessment tests; this will dramatically fastrack the process,

•      Obtain test samples to undertake new product development for the Chinese ethnic population.

The formal invitation follows on from a recent visit to Hainan by GTG’s CEO, Dr Paul Kasian and representatives from Beijing Zishan Health Consultancy Limited (“Zishan”), with whom GTG has signed a Heads of Agreement (as announced to the market on 14 August 2018).

Dr Paul Kasian, Genetic Technologies’ Chairman commented: “The invitation is a significant first step to advance the adoption of genetic risk assessment tests in the region. We are grateful for the support we have received from HRSC and its commitment to continue to work with GTG to enable a successful outcome in China.”

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA)
Chairman and Interim CEO	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com    ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  For more information, please visit  www.brevagenplus.com and  www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit  www.gtgcorporate.com

About Beijing Zishan Health Consultancy Ltd

China Healthcare Market will constitute one of the largest markets in the world. In addition to rising demand for the best available treatment from newly affluent consumers, China is facing new challenges as cancer, heart disease, diabetes and other chronic diseases afflict more of its population. In line with the Healthy China 2030 China plan and based in mainland China, Beijing Zishan Health Consultancy is focusing on the development and management  of  healthcare  sectors  in  China  that  include  Biotechnology,  Medical  Devices  /  Diagnostic equipment, Medical Services, Digital Health Technology, Healthcare Distribution and Health Investment Funds.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the  Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal  securities  laws, including changes related to  pleading,  discovery,  liability,  class  representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.